Alf Barrios Aluminium Chief executive, Aluminium October 2018

Cautionary statements ©2018, Rio Tinto, All Rights Reserved This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward looking figures, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Safety and health come first Eliminating fatalities through the Critical Risk Management programme which continues to be embedded, including controls for critical health risks Preventing catastrophic events through our focus on process safety and the identification and management of controls for major hazards Reducing injuries through targeted hazard elimination campaigns Ongoing focus on mental health, wellbeing and fatigue management Fatality at Rio Tinto Fer et Titane in April 2018 Fatal assault on a security contractor at Richards Bay Minerals in July 2018 Fatality at Paraburdoo Iron Ore mine in August 2018 Continuing history of improvement in AIFR

Strong global growth in aluminium Primary aluminium production and stocks Weeks of consumption Aluminium demand growth ~3.2% p.a. next 5 years Increased intensity of use in autos in N. America China expected to be broadly balanced in aluminium in medium to long-term And largely self-sufficient in alumina Seaborne bauxite demand driven mainly by China Expected depletion of inland bauxite reserves accentuates import needs Wide range of scenarios ©2018, Rio Tinto, All Rights Reserved Million tonnes Source: Rio Tinto Market Analysis, CRU Group

We continue to widen the gap over our competitors ©2018, Rio Tinto, All Rights Reserved Upstream EBITDA margins (per cent) Margin gap: portfolio quality and performance delivery EBITDA margin increase to 38%* Rio Tinto *Rio Tinto Market Analysis which includes adjustments to externally reported EBITDA margins, trading, procurement and marine revenues to report performance on a comparable basis. Competitors included in the analysis are Rusal, Hydro and Alcoa. +16 Cash cost improvements $1.2bn since end 2012

We maintain our low-cost position despite commodity headwinds

6

Commodity Index (base 2016)


300
250
200
150
100
50
LME +49%
Caustic +157%
Coke +83%
Pitch +86%
Q12016
Q32016
Q12017
Q32017
Q12018

Aluminium cost curve ($/t)


3000
2500
2000
1500
1000
500
2014
2018F
RT position
0%
25%
50%
75%
100%

Raw materials & energy lifting cost curve by 16% vs 2017

Costs are expected to stay elevated in 2019

Rio Tinto well placed

- Self-generated hydro power
- 90% own anode production
- 55% own calcination capacity for Canadian assets
- Advantaged bauxite position: proximity to China, supply reliability, high alumina, expandable resource

Raw materials cost headwinds impacted EBITDA by $229m in H1 2018 vs H1 2017

Estimate for full year 2018: ~$400m impact[1] vs 2017

Source: CRU, IHS and Rio Tinto Market Analysis. Aluminium costs include hot metal and cold metal costs net of market and product premiums. Commodity price increases calculated between 1 January 2016 and June 2018
1. Impact attributable to Coke, Pitch and Caustic

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China shows determination to curb overcapacity and reduce pollution

7

Supply-side reform aluminium capacity cuts – 2017/18


Xinjiang
0.8 Mtpa
Inner
Mongolia
0.4 Mtpa
Shandong
2.5 Mtpa
Others
0.1 Mtpa

Smelting

3.8 Mtpa of illegal capacity removed in 2017 and 2018 (~9% of total)

Further 0.8 Mt capacity cuts from environmental winter policy (2017-18)

Captive Power Plant policy: targets closure of illegal plants built after March 2015, requires plants to pay government taxes and grid charges

- Estimated increase in aluminium costs: ~ $70 - $150/t
- New smelting capacity delayed - total of 1.2 Mtpa projects

Alumina

Environmental winter policy: cuts totalling 4.4 Mt in 2017-18

Bauxite

Environmental enforcement closing inland mines

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Source: *Baiinfo, Aladdiny, Rio Tinto Market Analysis*

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8

Productivity continues to deliver cash

	Best Practice	Partnering with Suppliers	Data & Technology	Automation
Bauxite	Creep	Rail debottlenecking & payload optimisation		
	Mine planning optimisation		Shipping optimisation	
	Equipment utilisation	Predictive analytics & optimisation in real-time		
	Bauxite grade optimisation		Bauxite integrated operations centre	
Alumina	Creep & asset utilisation	Energy optimisation		
	Bauxite mix optimisation	Flocculation & additives technology		
	Sweetening	Predictive analytics & optimisation in real time		
	Fixed cost compression		Advanced process control	
Aluminium	Creep			
	Automated anode change			
	Fixed cost compression	Advanced process control		
	Casthouse utilisation	Autonomous metal / anode transport		
	Aluminium Operations Centre - predictive analytics & optimisation in real-time			



Bauxite



Alumina



Aluminium

Aluminium to deliver additional free cash flow of ~$0.5 billion per year from 2021

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9

Increasing production in bauxite and alumina

Bauxite production
Million tonnes


+5%
39.4
42.5
41.9
43.7
47.7
50.8
49 - 51
2012
2013
2014
2015
2016
2017
2018F

Bauxite: Maximising value from existing operations

- Production track record: Weipa 5% p.a. / Gove 11% p.a .
- Optimising grade allocation to maximise customer ViU

Alumina: maximising use of installed capacity

- Production track record: ~3% p.a. since 2012
- E.g. : 5% yield increase at Yarwun driven by low-capital intensity process improvements

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10

Bauxite: asset performance drives productivity

Debottlenecking the value chain through data analytics (constraint identification / elimination)

- Processing system rates increases for minimal capital expenditure at Gove and Weipa
- Increased HME productivity with increases in fleet payload and utilisation

Mine to Market optimisation across the value chain: volume and product quality

- Integrated Operations Centre allowing real time decision making on ore grade, shipping

Performance improvements: 2018 YTD vs 2016

	Plant rate	Haul truck utilization
Weipa	+7%	+8%
Gove	+43%	+23%

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11

Smelters creeping at 1% per annum, double industry average

Amperage creeping history


+12%
+11%
+11%
2008
2018F
Alma
2008
2018F
Grande Baie
2008
2018F
Laterriere

Long history of cutting-edge smelter productivity

- Industry-leading technology, expertise and innovation
- Creep innovation the engine of technology productivity

Low capital intensity, high-return investments

- Productivity growth on installed asset base

Canadian Brownfield growth options

- Alma, AP60… value over volume

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Technology, process intelligence and expertise underpin our competitive advantage ©2018, Rio Tinto, All Rights Reserved Industry-leading technology AP Technology APxe low energy consumption Spent potlining valorisation Elysis – inert anode technology (in development) Skills & expertise Technology and product development Academic and industry collaboration Customer technical partnership Process intelligence Advanced control systems Anode resistivity measurement Integrated casthouse management system

Data analytics, automation and integrated operations drive the next wave of productivity ©2018, Rio Tinto, All Rights Reserved Data analytics Anode traceability Anode spike predictive detection Asset health monitoring Integrated Operations Real-time process optimisation & integration Hydropower Control Centre Operations centres for Bauxite and Aluminium Automation Anode change Automated Guided Vehicle logistics Casting process optimisation

Enhancing margins through VAP ©2018, Rio Tinto, All Rights Reserved Value added product (VAP) enhances margins VAP 58% of portfolio Additional revenue $222 per tonne1 Further scope to grow margins through commercial excellence Customer partnerships: North American automotive light-weighting Market differentiation RenewAlTM low CO2 aluminium Proximity and reliability Technology and product development Elysis technology and ASI certification2 Rio Tinto VAP product mix1 Slab 36% Billet 33% Foundry 19% High Purity 6% Rod & Other 6% Rio Tinto VAP product premiums1 $ per tonne 1. H1 2018 2. Aluminium Stewardship Initiative

Amrun ramping up in 2019 ©2018, Rio Tinto, All Rights Reserved Tier 1 investment with low market risks 23 Mt total capacity: replaces East Weipa (13 Mt), captures China market growth (10 Mt) First quartile cost curve position, low technical risks First shipment in Q4 2018 with full ramp-up in 2019 Range of expansion options that can be developed in line with market demand

In summary: strong demand outlook, value delivery through productivity and growth options ©2018, Rio Tinto, All Rights Reserved Strong demand outlook China supply-side turning point World-class first quartile assets Near-term growth from productivity and commercial Growth options in bauxite and aluminium ~$0.5 billion additional free cash flow per year from 2021 … Hot metal and bauxite creep VAP volume & mix Integrated operations Value chain optimisation Value-in-use optimisation Asset productivity Aluminium … offsetting raw material headwinds

Appendix

18

Section 232 impact

US total primary metal consumption (Mt)


5.6
1.1
0.7
0.8
2.3
0.7
Other imports
Russia
Middle East
Canada
US production
2017

Tariff providing some support to restarts: 0.6 Mt of capacity restarts announced[1]

- Of which ~0.5 Mt restarted or in progress
- Additional 0.26 Mt idle, could potentially restart[2]
- New capacity unlikely

US primary metal demand expected to grow by 0.3 Mtpa from 2017 to 2020

Metal being priced from Canada at Midwest Premium duty-paid, which reflects 10% tariff[3] from 1 June 2018

1. Hawesville (+150kt), New Madrid (190kt), Warrick (270kt)
2. Mount Holly (+120kt), Wenatchee (140kt)
3. Segmented financial results: Primary Metal revenue will reflect higher realised price incorporating higher LME, higher mid-west premium and increased VAP premium, with EBITDA reflecting operating costs that include an additional cost from the 10% tariff on sales to the US from 1 June 2018.

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Relevance of Alunorte curtailment, Rusal sanctions and alumina legacy contracts

19

Total 2017 Alumina market 133 Mt, of which 60 Mt outside China

- China: net importer 2.9Mt in 2017, net exporter estimate 0.2Mt in 2018

Alunorte: 2017 production: 6.38 Mt (~11% of ex-China volumes)

- ~60% used for Hydro's own needs (Norway, Albras, Qatalum, Alouette, etc.)
- 50% curtailed March 1, 2018 (RT covered with volume from Pacific)

Rusal:

- **Aluminium: supplies 15% of world's demand ex-China**
  - 2017: supplied 0. 7 Mt to US (13% of demand), 1.6 Mt to Europe ex-Russia (19% of demand)
- **Alumina: accounts for 6.7 Mtpa, i.e. 13% of ex-China market**
  - 3.4 Mtpa outside Russia: Aughinish (1.9 Mtpa), Ewarton (0.65 Mtpa), QAL (0.8 Mtpa[1])

Legacy alumina contracts

- Supply of ~2.2Mtpa, LME-linked, with bulk of volume with ending dates between 2023 and 2030 (~30% rolled off post-2023).
- $178m negative impact in H1 2018, based on average prices of $2,209/t for LME and $450/t for Alumina over the period.
- ~$100m negative EBITDA impact for every 10% increase in Alumina index price, ~$60M negative impact for 10% decrease in Aluminium LME index. The opposite impact applies if index pricing moves in the other direction.
- $130m negative impact in Q3 2018[2]

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1. 20% ownership 2. Based on average prices of $2,056/t for LME and $512/t for Alumina over the period; legacy volumes in Q3 ~10% higher than quarterly average

20

Modelling Aluminium EBITDA

EBITDA sensitivity	H1 2018 average price/rate	Impact on FY 2018 underlying EBITDA of 10% price/rate change $m	Estimated impact for full year 2018 vs 2017 $m
Aluminium	$2,209/t	887	
Caustic soda (FOB)	$587/t	31	
Petroleum coke (FOB)	$440/t	32	~$400m ($229m at H1 18)
Green coke (FOB)	$152/t	15	
Pitch (FOB)	$801/t	16	
Coal	$104/t	19	~$100m ($50m at H1 18)
A$	77USc	236	
C$	78USc	119	

H1 raw material prices are purchase prices. Due to contractual and inventory time lags, a change in the value of a raw material index will not lead to an EBITDA impact before 3 to 6 months, depending on the raw material and on the specific contractual arrangements.

Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital.

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Impact of legacy contracts and tariffs in H1 18 results ©2018, Rio Tinto, All Rights Reserved 1. Includes the negative impact of lower realised prices from the legacy alumina contracts. 2. Higher realised price incorporates higher LME, higher mid-west premium and increased VAP premium. 3. Adjusted to remove the EBITDA loss from the legacy alumina contracts. 4. Operating costs include an additional cost from the 10% tariff on sales to the US from 1 June 2018. 5. EBITDA loss from the legacy alumina contracts reallocated to Other Product Group items.